Exhibit 99.1

ARC Resources Ltd. announces closing of over-allotment option on bought deal financing

/NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

CALGARY, Jan. 29, 2015 /CNW/ - (ARX - TSX)  ARC Resources Ltd. ("ARC") announced today that the over-allotment option granted to the underwriters with the previously announced bought deal financing has been fully exercised and closed.

A total of 2.329 million common shares have been issued at a price of $22.55 per share for gross proceeds of approximately $52 million.  The issue was made through a syndicate of underwriters led by RBC Capital Markets and including Scotia Capital Inc., BMO Capital Markets, CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., AltaCorp Capital Inc., Barclays Capital Canada Inc., FirstEnergy Capital Corp., Macquarie Capital Markets Canada Ltd. and Peters & Co. Limited.

The ARC common shares offered under this offering have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.  This news release shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8.5 billion.  ARC's common shares trade on the TSX under the symbol ARX.

ARC has adopted the standard of 6 Mcf:1 barrel of oil equivalent ("boe") when converting natural gas to boes.  Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 Mcf per barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

%CIK: 0001029509

For further information: about ARC Resources Ltd., please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 08:29e 29-JAN-15